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                                            Filed by Hovnanian Enterprises, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company: Hovnanian Enterprises, Inc.
                                                   Commission File No. 001-08551

                              HOVNANIAN ENTERPRISES
              CONFERENCE CALL -- SEPTEMBER 7, 2000, 4:00 P.M., EDT
                            FINANCIAL RELATIONS BOARD
                           MODERATOR: NICOLE INNARELLA

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Operator            Good afternoon, ladies and gentlemen, and welcome to the
                    Hovnanian third quarter conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touchtone phone. As a reminder, ladies and gentlemen, this conference is being recorded.

                    I would now like to introduce Nicole Innarella of the Financial Relations Board. Please go ahead, ma'am.

N. Innarella        Good morning and thank you all for joining us today for
                    Hovnanian's conference call to discuss the company's third quarter results. By now you should have all received a faxed copy of the press release. However, if anyone is missing the copy and would like one please contact our office at 212-661-8030 and we will send one right over to you and ensure that you are on Hovnanian's distribution list. There will be a replay for the call, which will begin one hour after the call and run for one week. The replay can be accessed by dialing 1-800-696-1588 or 303-804-1727 passcode
                    801727.

                    On the line with us today is Ara Hovnanian, President and Chief Executive Officer; Larry Sorsby, Senior Vice President and Chief Financial Officer; Paul Buchanan, Senior Vice President and Controller; and Kevin Hake, Vice President of Finance and Treasurer. Management will make some opening remarks about the quarter, then we'll open the line for questions.

                    Before we begin, I would like to remind everyone of the cautionary language about forward-looking statements contained in the release. The same language applies to any comments made during the call. Ara, would you like to begin?

A. Hovnanian        Yes, good afternoon, everyone. The end of the summer has
                    been an eventful
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                    one for our company. Last week we announced an exciting
                    merger with Washington Homes of Landover, Maryland, which is expected to close before the end of calendar 2000. The transaction will greatly enhance Hovnanian's market position in the Metro Washington, D.C., market as well as the North
                    Carolina market and will be another landmark event in the continuing evolution of our company into a larger and more efficient and overall better building company.

                    As significant as this merger will be for Hovnanian Enterprises, we are equally pleased to release our third quarter results today showing that we remain on track to achieve a record year even prior to the consummation of the merger. For the quarter we slightly exceeded consensus analysts' expectations and last year's results by reporting net income of about $8.1 million or 37 cents per share on $285 million in total revenues. Despite higher interest rates during the quarter and indications of a slowing economy, our sales pace has remained very healthy. The number of sales contracts in the third quarter increased 20.8% over the same period last year. In dollars, the net sales contracts increased 35.3%. As a result of these strong sales our backlog is well positioned for the fourth quarter and for the beginning of fiscal 2001. As of July 31, 2000 our contract backlog was 2,270 homes valued at $584 million. That's a 48% increase over last year's backlog value. Even if we took out our Texas acquisition, our backlog would have increased by 32% on a same basis. Yesterday we announced August orders which showed a continuation of the positive trend, were up 43% in the number of homes and 41% in sales value over August of '99.

                    At the beginning of the current fiscal year we forecasted weak comparisons for the first two quarters compared with the similar periods in '99 principally due to the combination of community mix and the expenses associated with a larger number of community openings scheduled to occur during the year. As expected, the first two quarters did come in below the prior year's results. The third quarter was relatively equal to '99's third quarter. However, we remain confident that the fourth quarter earnings will far surpass last year's fourth quarter performance and will bring our total earnings for the year to a new record once again. Our fourth quarter will begin to capture the full benefit of our recent community openings and is projected to nearly double last year's earnings.

                    Now that three quarters of fiscal 2000 are behind us we are refining our earnings projections, still within our original range but we're narrowing it to between $1.50 and $1.55 per share for the full year representing about a 10% increase over last year. We expect approximately 4,400 home deliveries and
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                    revenues approaching $1.15 billion for the year. This is
                    occurring despite record rainfall in our core Northeast region over the last six weeks which isn't perfect timing given that we have a large fourth quarter and on top of that we've budgeted all along a 10% decrease in our Northeast region anyway as a result of the lengthy time requirements for a variety of community approvals during the latter part of '99. And as you know, the Northeast region is one of our most profitable regions.

                    We're now benefiting from approximately 55 community and model openings that occurred in the first nine months of fiscal 2000. As a result, our active community count has increased significantly from 79 communities on average in '99 to 118 as of July 31st. This increase in store fronts will position us for an even more profitable 2001. We expect our earnings per share without the impact of the Washington Homes merger to easily surpass the consensus projection by analysts of $1.70 per share. We overall continue to see a stable housing market and project the continued conditions for 2001.

                    I'd like to now turn it over to Larry Sorsby, our Chief Financial Officer, who will discuss our financial performance in a little greater detail.

L. Sorsby           Thank you, Ara. For the quarter ended July 31st, 2000, we
                    reported net income of $8.1 million or 37 cents per fully diluted share on $285 million in revenue. This compares with net income of $7.6 million or 36 cents per share, including the impact of a 4 cent per share extraordinary loss due to the early retirement of debt on revenue of $236.3 million in last year's third quarter. For the nine months ended July
                    31st, 2000, net income was $15 million or 68 cents per fully diluted share. Last year the first nine months had a net income of $21.2 million or 99 cents per share. We remain confident that the fourth quarter will noticeably out-perform the earnings from the same period in fiscal 1999 and will carry the year to a record earning level.

                    Homebuilding gross margins excluding land sales increased further to 20.9% in the third quarter continuing a trend of improvement from 18.2% for the first quarter and 20.2% in the second quarter. However, compared to last year's third quarter, homebuilding gross margins declined 70 basis points from 21.6%. For the nine months ended July 31st, 2000 our gross margins declined 170 basis points from 21.5% to 19.8%. The decline from last year was due to fewer deliveries from our higher margin Northeast region communities and the fact that roughly 21% of our delivery volume came from our Texas acquisition, which closed in October, 1999. In our Texas market they historically report lower margins than our average, yet obtain
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                    higher inventory turns, which allows them to achieve strong returns on investment.

                    Excluding our Texas acquisitions, gross margins for the July quarter were 21.6%, unchanged from the prior year's results. We expect our homebuilding gross margins for the full year to approximate 20%, consistent with our third quarter and homes in backlog.

                    As we've explained previously, our pretax margins in Texas also are lower because of our contractual earn out provisions. These earn out provisions are most impactful this year. The effect of the earn out steadily decreases each of the next three years. Net contracts for the quarter increased 20.8%, from 921 homes last year to 1,113 homes in this year's third quarter. The dollar volume of contracts rose 35.3% to $272 million from $201 million recorded last year. Once again, the dollar volumes of net contracts increased in every market except North Carolina, which was off only 2.2%. For the nine months ended July 31, 2000, contracts increased to 3,426 homes or $832 million from 2,659 homes or $578 million, a 28.8% increase in homes and a 43.9% increase in dollars.

                    Excluding Texas, dollar volumes of net contracts for the quarter increased about 8.1%, from $201 million to $217 million and for the nine months, dollar contracts rose 19.5% from $578 million to $691 million. Average sales price per home delivered company-wide for the three months increased 7.4%, to $256,000 from $238,000.

                    Total SG&A including corporate was 12.9% of total revenues for the quarter, a slight increase over last year's 12.6%. As we mentioned previously, we expected this percentage to increase this year due to the large number of new community and model openings and our investment in implementing a new, enterprise wide software system. The growth we've achieved in fiscal 2000 along with a summer peak in inventories related to the build out of our sales backlog has increased our leverage slightly as of July 31st. We expect our leverage to decline significantly by year end as our revolving credit facility is paid down with proceeds from the large number of home closings slated in our fourth quarter.

                    Our average leverage in fiscal 2001 is anticipated to be lower than our average leverage this year even after the effects of the merger with Washington Homes.

                    We remain committed to our stated objective of achieving a
                    1.1 to 1 ratio of
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                    debt to equity. We anticipate achieving this objective by
                    fiscal 2003. However, we may be delayed in the pace at which we reach this goal if we continue our program of repurchasing shares, which we will do if our stock continues to trade at substantial discounts to its book value. While our stock has ticked up a notch along with those of other large builders recently, currently our stock is still trading at a 40% discount to today's book value and a 44% discount to our year end projected book value. At our recent trading and earnings levels, repurchasing our stock yields an after tax return for the company above 25%.

                    Our Board of Directors has authorized the purchase of up to 4 million shares of Class A Common Stock. As of July 31st, 2000, 3.2 million shares were repurchased under this program. Of these shares, 440,000 were repurchased in the three months ended July 31st, 2000 at an average cost of $5.96 per share. We continue to stand by our long term strategy of creating more float in the stock and the issuance of additional shares under the merger agreement with Washington Homes will be one step in that direction. However, if the stock continues to sell at a steep discount to book value and earnings continue to increase, the company will continue to be a buyer and not an issuer of stock.

                    I'll now turn it back over to Ara who will make a few additional comments.

A. Hovnanian        I'd like to just give a brief update on our enterprise wide software system that we've spoken about before. As we stated in our second quarter conference call, we will begin a complete roll out of the system once all enhancements from our pilot have been implemented. We anticipate completing the improvements in December of this year and will begin setting up our next new communities on the system at that time. Starting in the first calendar quarter of 2001 we plan to roll out our new system as we open new single family communities in the Northeast region.

                    We continue to expect a full company wide roll out will take at least two years with the expected productivity gains beginning to be apparent toward the end of that period. This new system is going to enable us to embark on an e-commerce strategy that few other builders will be able to match because the system is directly linked to a real time backbone system that fully integrates sales, product design, architecture, purchasing, construction scheduling, accounting and many other areas. We're spending and expensing significant dollars relating to this effort and our corporate overhead expense is higher than some of our competitors as a result. While these expenses are clearly having an impact on our profits over the short term, we will be better
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                    prepared for the requirements of e-commerce and an
                    integrated enterprise wide operation than any other homebuilder. We fully expect to recover these costs many times over in the form of significantly enhanced returns.

                    Our effort to develop enterprise wide software is not the only initiative we're working on as part of our strategy to develop and demonstrate a more efficient and profitable operating model for our industry. We are now just beginning to enjoy some of the benefits of our past initiatives, which include computerized scheduling, vendor consolidation, national purchasing and a few other areas.

                    We're also currently working on some non-technology initiatives that will have a significant benefit on our operations and further boost our returns. These include the standardization of our products in each of our markets and streamlining our construction processes while applying even flow production techniques. Our intensive training and personnel development are also having positive effects although obviously it's more of a long term benefit. But given today's labor market, it's a critical investment to make.

                    Each of these initiatives is moving us further along the path toward becoming a preeminent homebuilding company. While we have moved forward on these initiatives, which we think are necessary and vital for the long term success in our industry, we've never taken our eye off the basic business. And we will not let our pending merger with Washington Homes or other events distract us from our internal focus on that business, which is managing the development of residential communities in diverse markets, a business that requires paying close attention to the numbers on a daily basis, a fundamental reliance on having the best regional and divisional managers, community builders, sales associates and support people in the industry, a single minded focus on acquiring the best locations in the best communities and offering a value oriented, high quality, top product with top notch service.

                    We believe that Washington Homes has a similar culture to our company and a like minded focus on excellence in their homebuilding operations. We're very excited about the benefits of the merger for our company and the blending of Washington Homes management team and associates into our organization. We're also looking forward to a great fourth quarter and a great fiscal 2001.

                    With that, I'd be pleased to open it up for questions.
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Operator            Thank you. Ladies and gentlemen, at this time if you have a question, you will need to press the one on your touchtone phone and you will hear a tone acknowledging your request. Your questions will be taken in the order that they are received. If your question has already been answered you may remove yourself from queue by pressing the pound key. Also if using a speakerphone, please pick up your handset before pressing the buttons. One moment.

                    Once again, ladies and gentlemen, if you did have a question you will need to press the one on your touchtone phone.

                    Arthur Winston, please state your company name followed by your question.

A. Winston          Balis. What is the projected book value at the end of the
                    fourth quarter and then on a pro forma basis, what does the book value become per share after the Washington Homes is bought?

A. Hovnanian        Larry, you want to address that?

L. Sorsby           We'll make the count real quick, Arthur. We just don't have it at our fingertips but we'll do that.

A. Winston          But what do you think? $7 is 44%, the stock is $7 so you
                    just take......

K. Hake We'll get it. What was the second part of the question, Arthur?

A. Winston          What would be the book value, everything else being equal, after Washington Homes is purchased? How do you even do that?

K. Hake Through purchase accounting, which we're currently working on those pro forma data.

A. Winston          So that means book value doesn't change?

A. Hovnanian        No, I think my recollection is book value per share shrinks just slightly......

A. Winston          Less than $1 a share.

A. Hovnanian        I think that's about right. My ballpark numbers and they'll give you the exact numbers......

A. Winston          No, I don't need the exact numbers, that's close enough and
                    I thank you very
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                    much.

A. Hovnanian        Okay.

Operator Ken Bann, please state your company name followed by your question.

K. Bann Jeffries & Company. Two things, on Washington Homes, their SG&A as a percent of revenue seems to be a lot higher than yours. What's the reason for that and is there substantial reductions in their SG&A expenses that can be achieved once you merge with them?

A. Hovnanian        Clearly as a smaller independent homebuilder, it would be a little higher number. We think there will be a variety of opportunities for savings, just the cost of being public is a duplicative cost of $1 to $2 million and there are a variety of areas. We haven't studied all of them yet but we certainly think there are some good opportunities for us.

L. Sorsby           The other issue is every homebuilder puts different things in SG&A accounts.

K. Bann             Right, right.

L. Sorsby           One of the things Washington Homes does is it puts sales
                    commissions in SG&A whereas we put it in cost of goods sold.
                    So that's part of the explanation for it. You know, we think the right way to measure apples to apples it the pretax return or a return on equity and in both of those they actually have returns stronger than ours this year. So we think on an apples to apples basis they have very, very good returns.

K. Bann             Okay.

A. Hovnanian        Their return on equity is just below 20% and we're buying
                    them slightly below equity so it should be a very good investment and merger for our company.

K. Bann Right. And you said that you expect borrowings to come down fairly significantly in the fourth quarter. Obviously it seems to me that......

A. Hovnanian        I'm sorry, we expect what to come down?

K. Bann             Your borrowings, your debt?
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A. Hovnanian        Oh, right.

K. Bann It seems to me if I look back at the history of the company you probably right now have the most debt that you've ever had, is that correct, I think, going back?

A. Hovnanian        I don't have those numbers at the tip of my fingers but I
                    wouldn't be surprised. It's certainly not the highest debt to equity, however, because our equity has improved substantially over the last few years.

K. Bann Right. Can you give us an idea of how much you expect borrowings to come down in the fourth quarter and will we see another ramp up in borrowings during the building period next year?

A. Hovnanian        Our projected debt to equity off the top of my head and
                    Larry, you can correct me if I'm wrong but......

L. Sorsby           I actually have the numbers, Ara.

A. Hovnanian        Okay.

L. Sorsby           The projected debt to equity at year end is about 1.44 to
                    1 and compared to 1.69 to 1 as of the July quarter, Ken. And next year we do not expect to have the same peaking of inventories and unevenness of earnings flow that we did in fiscal 2000. And we think that the average debt to equity during the year will drop below 1.4 to 1.

K. Bann Okay. The 1.4 to 1 at year end, is that pro forma for the merger?

L. Sorsby           No, this is just Hovnanian on itself and what we've said
                    about it is post the merger, we will average a lower debt to equity ratio in 2001 than we did in 2000.

K. Bann             Okay. All right, thanks.

A. Hovnanian        Just to refresh the timing, the actual merger probably will not occur until toward the end of the fiscal year end -- excuse me, until the end of the calendar year end. It will be after our fiscal year end is over.

Operator            Arthur Winston, please go ahead.

A. Winston          I have two questions. Is the decline in the pay out dollars, everything else
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                    being equal to the people in Dallas, does that amount to
                    anything or is that pretty small? You said that's one of the reasons the margins would have been better.

A. Hovnanian        Yes. No, the earn out, I know it's a private company so the numbers are significant but the earn out is a significant dollar amount. So the reductions the first year are not huge but they really gain momentum in the subsequent two years, so it does have an impact on our profitability over the short term, but we're extremely pleased with that acquisition. They've been on budget virtually every month and the sales have just been fantastic. It's a very strong market there right now.

A. Winston          Very good. My second question relates to the SG&A difference that the man from Jeffries talked about and also relates to the prior conference call. Is there something contractually that you've agreed to where you're really not permitted to reduce duplicate employees to bring down the SG&A that maybe in two years you'll be able to do it but you can't do it in the first year?

A. Hovnanian        No, not at all. It's as you might imagine a sensitive area at this point.

A. Winston          Right.

A. Hovnanian        And we just made the announcement not long ago, let's say
                    maybe a week and half ago, and there is a lot of studying to do to determine the right course of action and the opportunities that are there.

A. Winston          Do they really keep a different, stuff that you have in cost of goods sold they put in SG&A, is that part of the issue?

L. Sorsby           That explains the increase in higher SG&A costs because they put different things in SG&A that we put in cost of goods sold.

A. Winston          That's a fact?  Okay.

L. Sorsby           Yes.

A. Winston          Okay, good. Okay, thank you.

Operator Ladies and gentlemen, if there are any additional questions, please press the one at this time.

                    Richard Henderson, please state your company name followed by your
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                    question.

R. Henderson        Pershing. Ara, I had a question on, I think you said that
                    in fiscal 2001 that your earnings would be substantially ahead of the average estimate and I think the number was $1.70 without the Washington acquisition. Now, a couple of things. First, in terms of the acquisition of Washington, the estimate was disclosed that would positively impact you between 5 and 10 cents. Now just doing quick math, it seems to me that everything else being equal, there would probably be at least a dime contribution excluding any benefits or synergies involved in bringing the two organizations together which you kind of implied. Now against that I think you said that unlike you, that on an October year the transaction would occur or be completed at the end of the calendar year so that would shade that dime.

                    The other observation was that you mentioned that the Northeast region in this year has been hampered by securing various......

A. Hovnanian        Approvals.

R. Henderson        Approvals, etc., and you also spoke about the earn out with the Texas acquisition. Now, I guess the first question is one, do you have kind of an outlook for the general industry next year that would be substantially more positive than kind of the consensus estimate, which I don't think? And second of all, is it because of the kind of community count that you guys have worked so hard this year and that you're confident you will secure the approvals that will give you the momentum to take advantage of the more profitable
                    Northeast and those sorts of things to kind of round out that statement that at this point you would think that the earnings would be substantially better than the consensus estimates?

A. Hovnanian        It's the latter. We are making good progress on the
                    approvals. It's a difficult thing and it's not entirely within our control, that's the bad part about it. The good part about it is it really limits the competition so our margins tend to be solid in our core Northeast region, which is the most unpredictable. But we feel quite good about our community flow. As we've mentioned we've opened a lot of communities and they've all gotten off to a very good start.
                    And on top of that we are growing a bit even without Washington Homes. We're seeing some good internal growth and some of the other efforts we have in place are starting to show some fruit. So we're feeling quite good about the next year.

                    We also think, those that have followed our company for some time know
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                    years ago we really had a problem with even quarterly
                    deliveries and for the last two years prior to this year, we made huge progress and really evened out our deliveries. Unfortunately this year largely because of the factors I mentioned earlier, we did go back to our old fourth quarter bulge but for very different reasons. I'm pleased to say we don't think that's going to be the case this year coming up. We should start off with a solid first and second quarter this year and we're building a great backlog to make that happen right now.

                    Just across our markets overall, we continue to see a very strong Northeast region. The whole New Jersey, New York, Pennsylvania market continues to be strong. It's probably, it was really accelerating at an unsustainable pace from some months back. That's cooled off just a bit but I think that's fine, it's cooled off to a very solid and good healthy level. We'd be very happy if this stayed on for a while. And we don't see any indication that should change, the supply of lots is very limited and that creates for a healthy balance. The D.C. market is very strong and that's one of the reasons we're particularly excited about our transaction with Washington Homes. They've got a great land position there but even our own operations are doing quite a bit better there. They're really benefiting in that market from the whole internet boom. AOL is based here, a variety of telecommunications companies are based here, so it's drawn quite a bit of job growth and it's been a strong market. Maryland is not quite as strong as Northern Virginia but still quite reasonable. North Carolina, nothing surging like it is in the Northeast or in the D.C. market, but a good, strong solid market. Texas, our Dallas market is very strong and we're projecting it to continue on at the immediate time. In the California market we're seeing a little slowness and actually I just read Kaufman and Broad's release, they reported 21% decrease in their sales last quarter in California. I don't know what the precise number is off the top of my head for California but we are seeing a little sluggishness there. But overall we're pretty pleased with the market conditions in our markets.

R. Henderson        Thank you.

Operator Angela Ronzio, please state your company name followed by your question.

A. Ronzio           Times Square Capital. I just had a housekeeping question.
                    What was your revolver availability for the quarter?

K. Hake             About $174 million at the end of the quarter.

A. Ronzio           Okay, great. Thanks.
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L. Sorsby           And just in response to Winston's question about the book
                    value at year end, it's approximately $12.50 a share for Hovnanian projected at year end.

Operator Ladies and gentlemen, if there are any additional questions please press the one at this time.

                    I show no further questions, please continue.

A. Hovnanian        Very good. Well, thank you very much. We look forward to
                    talking to all of you in our fourth quarter and reporting some very positive news. Thanks again and as usual our team is around to field questions afterwards. Thank you.

Operator Ladies and gentlemen, that does conclude today's conference call. You may all disconnect and thank you for participating.
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FORWARD-LOOKING STATEMENTS This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such statements may involve unstated risks, uncertainties and other factors that may cause actual results to differ materially from those described in any forward-looking statements. Any such risks, uncertainties and other factors include, but are not limited to, the risk that the businesses of Hovnanian and Washington Homes will not be combined successfully, the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected, changes in general economic conditions, fluctuations in interest rates, increases in costs of materials, supplies and labor, adverse governmental or regulatory policies, and general competitive conditions. This list of risk factors may not be exhaustive. Actual results could differ materially from those set forth in any forward-looking statements for many reasons, including the risk factors listed above. Any forward-looking statements speak only as of the date they are made, and Hovnanian disclaims any obligation to provide updates or revise any forward-looking statements.

In connection with the proposed merger, Hovnanian and Washington Homes have filed with the SEC a preliminary joint proxy statement describing the proposed merger of Washington Homes and Hovnanian and the proposed terms and conditions of the merger. Additionally, Hovnanian will file with the SEC a registration statement on SEC Form S-4, containing the definitive joint proxy statement/prospectus, which describes the proposed merger and the proposed terms and conditions of the merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. The preliminary joint proxy statement filed by Hovnanian and Washington Homes is available for free, and the registration statement to be filed by Hovnanian, including the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus, will be available for free after it is filed, both on the


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SEC's web site (www.sec.gov) and by contacting either Washington Homes, Inc,
1802 Brightseat Road, Landover, Maryland 20785-4235, Attention: Christopher Spendley, telephone (301) 772-8900; or Hovnanian Enterprises, Inc., 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701, Attention: J. Larry Sorsby, telephone (732) 747-7800.






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